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As Filed with the Securities and
Exchange Commission on April 22, 1998
                                                            File Number 70-9155



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 4 TO
                        FORM U-1 APPLICATION/DECLARATION
                                   UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    CONECTIV
                                800 King Street
                              Wilmington DE 19899
                   (Name of company filing this statement and
                     address of principal executive office)

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                                    Conectiv
                (Name of top registered holding company parent)

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                                Louis M. Walters
                                   Treasurer
                                    Conectiv
                                800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

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The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 Peter F. Clark, Esq.                                  Joyce Koria Hayes, Esq.
       Conectiv                                             7 Graham Court
   800 King Street                                         Newark, DE 19711
 Wilmington, DE 19899

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The Application-Declaration as previously filed and amended is hereby further amended as follows:


Item 1.  Description of Proposed Transaction

The second paragraph under "V. STATEMENT PURSUANT TO RULE 54" is revised to read as follows:

     "Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. THE COMPANY's present investments in EWGs and FUCOs satisfies the 50% limitation. THE COMPANY indirectly owns a 50% equity interest in Burney Forest Products, a joint venture, which owns a qualifying facility and related sawmill in Burney, California. Burney Forest Products is also an EWG. THE COMPANY's aggregate current investment in Burney Forest Products is de minimis. THE COMPANY will not make any additional investments in EWGs and FUCOs that cause it to exceed the Rule 53 limitation, unless the Commission otherwise authorizes."

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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                          CONECTIV


                                           By:   /s/ Louis M. Walters
                                                 ------------------------------
                                                 Title: Treasurer




                                           Date:  April 22, 1998